# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HCI Group, Inc., CIK 0001400810
CUSIP: 40416E103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3802 Coconut Palm Drive, Tampa, Florida (FL), 33619
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002433
Filed by CIK 0001877963

## Reporting persons
- Khrom Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 764,659; shared voting power 0; sole dispositive power 764,659; shared dispositive power 0; aggregate amount beneficially owned 764,659 (6.62% of the class)

## Item 1. Issuer
Name of issuer: HCI Group, Inc.
Address of issuer's principal executive offices: 3802 Coconut Palm Drive, Tampa, FL 33619

## Item 2. Person Filing
Name of person filing: Khrom Capital Management LLC
Address of principal business office or, if none, residence: 1691 Michigan Ave, Suite 240, Miami Beach, FL 33139
Citizenship: NY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 796,170
Percent of class: 6.62
Sole power to vote or to direct the vote: 796,170
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 796,170
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Khrom Capital Management LLC: Eduard Skutelsky, Eduard Skutelsky / COO (08/14/2025)